Exhibit 99.1

Contact:	Fresenius Medical Care AG & Co. KGaA
Oliver Maier	Else-Kröner-Str.1
Phone: + 49 6172 609 2601	61352 Bad Homburg
Fax: + 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605

E-mail: ir@fmc-ag.com	August 18, 2011

Investor News

Fresenius Medical Care successfully upsizes and extends accounts receivable facility

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced the successful upsizing and extension of its accounts receivable facility with WestLB acting as agent. The facility has been increased from $700 million to $800 million and has been extended from one to three years. The new facility is due July 31, 2014. Its terms, based on commercial paper rates plus a margin, are overall more favorable for Fresenius Medical Care than in the previous facility.

Michael Brosnan, chief financial officer of the company, commented: “We are pleased to have successfully expanded and extended our accounts receivable facility with an improved and very favorable rate. We believe it demonstrates that investors are confident in the future of Fresenius Medical Care and that they clearly recognize our sustainable financial strength.”

Fresenius Medical Care AG & Co. KGaA, August 18, 2011	1 of 2

About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,838 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 225,909 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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